Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AMERI METRO, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF SEPTEMBER, A.D. 2014, AT 1 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5041435 8100

AUTHENTICATION: 1688743

141141157

DATE: 09-11-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

Last printed 9/10/2014 1:35:00 PM

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:00 PM 09/02/2014
FILED 01:00 PM 09/02/2014
SRV 141141157 - 5041435 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF AMERI METRO, INC.

Ameri Metro,Inc. Delaware. SOS File # 5041435 State of Delaware -

AMERI METRO, INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on or about April 19th, 2014 (the "**Certificate of Incorporation**").

2. Article Four of the Certificate of Incorporation is hereby deleted in its entirety and replaced by the following new Article Four:

ARTICLE FOUR

Shares

The total number of shares of stock which the corporation shall have the authority to issue is 12,207,000,000 (Twelve billion Two hundred and Seven million) shares. consisting of 12,007,000,000 (Twelve billion Seven million) shares of Common Stock having a par value of $.000001 and 200,000,000 (Two hundred million) shares of Preferred Stock having a par value of $.000001 per share.

The Company amends its Certificate of Incorporation to change its existing authorized preferred and common shares from the current shares to the following:

Preferred Shares: 200,000,000 (Two hundred Million) par value .000001.

Class "A" 7,000,000 (Seven Million Class "A" common shares) these shares have 1000 : 1 voting right compared to all other Class of shares and have equal dividend rights as all other Class of shares, par value .000001.

Class "B" 4,000,000,000 (Four Billion Class "B" common shares) with voting and dividend rights, par value .000001

1. *Class "C" a/k/a Equity Participation Dividend Shares "EPDS" 4,000,000,000 (Four Billion Class "C" common shares) with no voting rights but with dividend rights, par value $.000001. Company may issue these shares as it deems necessary, for the purposes including but not limited to: purchasing goods and services for Ameri Metro, Inc ("AMI"); serving as an investment vehicle in acquisitions; for engaging in long term and short term joint ventures; for engaging in single purpose joint ventures; purchasing commodities, supplies, equipment and other tangible items for current and future projects; for engaging in like-kind exchanges as authorized by Internal Revenue Code Section 1031; for purchase of stocks and other securities; for purchase of real estate; for employee awards; and such other lawful purposes not in conflict with the said Board resolution, the Company Bylaws or applicable law and regulations.*

2. *Class "D" a/k/a Equity Participation Shares "EPS"4,000,000,000 (Four Billion Class "D" common shares) with no voting rights and no dividend rights, par value $.000001. Company may issue these shares as its currency as it deems necessary, for the following purposes but not limited to: purchasing goods and services for Ameri Metro, Inc ("AMI"); serving as an investment vehicle in acquisitions; for engaging in long term and short term joint ventures; for engaging in single purpose joint ventures; purchasing commodities, supplies, equipment and other tangible items for current and future projects; for engaging in like-kind exchanges as authorized by Internal Revenue Code Section 1031; for purchase of stocks and other securities; for purchase of real estate; for employee awards; and such other lawful purposes not in conflict with the said Board resolution, the Company Bylaws or applicable law and regulations.*

The Board of Directors is authorized to provide for the issuance of the shares of Preferred Stock in series and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

A. *The number of shares constituting that series and the distinctive designation of that series;*

B. *The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from what date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;*

C. *Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;*

D. *Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;*

E. *Whether or not that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;*

F. *Whether that series shall have a sinking fund for the redemption or purchase of shares of shares of that series, and , if so, the terms and amount of such sinking fund;*

G. *The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of the shares of that series; and*

H. *Any other relative rights, preferences and limitations of that series.*

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Naresh G. Mirchandani, its Chief Financial Officer, this 21st day of August, 2014

By [signature] CFO.

Name: NARESH MIRCHANDANI
Title: CFO